November 19, 2010
Mr. Damon Colbert
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Xiniya Fashion Limited
Registration Statement Filed on Form F-1
Registration No. 333-170368
Dear Mr. Colbert:
     In connection with the above-captioned Registration Statement, we wish to advise that between November 8, 2010 and the date hereof 3600 copies of the Preliminary Prospectus dated November 8, 2010 were distributed as follows: 3600 to 4 underwriters; 1900 institutional investors; 450 individuals.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated at 4:00 p.m. (New York time) on November 22, 2010 or as soon thereafter as practicable.
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COWEN AND COMPANY, LLC
as Representative to the several Underwriters
By: /s/ Kevin Raidy
Name: Kevin Raidy
Title: Managing Director, Co-Head of Equity Capital Markets